SWITCH MARITIME LLC

OPERATING AGREEMENT

Dated as of May 1st, 2020

OPERATING AGREEMENT

OF

SWITCH MARITIME LLC

THIS OPERATING AGREEMENT of SWITCH MARITIME LLC, a Delaware limited liability company (the "Company"), dated as of April 21st, 2020, is entered into by and among the undersigned (collectively, the "Members" and each individually, a "Member"), as the Members of the Company, and the members of the Board of Managers, (collectively, the "Managers" and each individually, a "Manager") as Managers of the Company.

W I T N E S S E T H :

WHEREAS, the Company was formed as a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18 101, et seq. (as from time to time amended and including any successor statute of similar import, the "Act") by the filing of the Certificate with the Secretary of State of the State of Delaware; and

WHEREAS, the parties hereto desire to ratify the formation of the Company and to specify the rights, obligations and duties of the Managers, the Members and any subsequent Manager or Member;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, being all of the Members and Managers of the Company, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth below or in the section of this Agreement referred to below:

1.1   "Act" shall have the meaning set forth in the recitals to this Agreement.

1.2   "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's aggregate Capital Account as of the end of the relevant Fiscal Period, after giving effect to the following adjustments:

(a)   credit to such Capital Account of such Member's share of "partnership minimum gain" or "partner nonrecourse debt minimum gain" as such terms are defined in Section 1.704-2 of the Treasury Regulations or any amount which such Member would be required to restore under this Agreement or otherwise; and

(b)   debit to such Capital Account of the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

1.3   "Affiliate" shall mean, with respect to any Person: (i) any other Person who owns, directly or indirectly, more than ten percent (10%) of the equity or beneficial interest of such Person; (ii) any other Person who is a member of the family of such Person or of a Person referred to in clause (i), the personal representative or estate of such Person or of a Person referred to in clause (i) and any trust for the benefit of such Person, any member of his or her family or of a Person referred to in clause (i); and (iii) any Entity of which such Person owns, or of which such Person and one or more of the Persons referred to in the preceding clauses (i) and (ii) collectively own, directly or indirectly, more than ten percent (10%) of the equity or beneficial interest; provided, however that such term shall not include within its meaning the Company itself or any subsidiary that the Company controls.

1.4   "Agreement" shall mean this Operating Agreement, including all schedules and exhibits, as it and they may be amended, restated or supplemented from time to time as herein provided.

1.5   "Available Cash" shall mean the excess of (i) the cash and short term investments of the Company over (ii) any reserves established from time to time in accordance with Section 4.4.

1.6   "Board of Managers" shall have the meaning set forth in Section 7.1.

1.7   "Book Gain" or "Book Loss" shall mean the gain or loss recognized by the Company for book purposes in any Fiscal Period by reason of a sale or disposition of any asset of the Company. Such Book Gain or Book Loss shall be computed by reference to the Book Value, rather than by reference to the tax basis, of such asset as of the date of such sale or disposition, and each and every reference herein to "gain" or "loss" shall be deemed to refer to Book Gain or Book Loss, rather than to tax gain or tax loss, unless the context manifestly otherwise requires.

1.8   "Book Value" of an asset shall mean, as of any particular date, the value at which the asset is properly reflected on the books and records of the Company as of such date. The initial Book Value of each asset shall be its cost, unless such asset was contributed to the Company by a Member, in which case the initial Book Value shall be its fair market value on the date of contribution as determined in good faith by the Managers. Such Book Value shall thereafter be adjusted for Depreciation with respect to such asset, rather than for the cost recovery deductions to which the Company is entitled for Federal income tax purposes with respect thereto. The Book Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Managers in their reasonable judgment, immediately prior to the following times: (i) the acquisition of an additional Company Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution if, as a result of such Capital Contribution, such Member's Percentage Interest is increased; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets, including money, if, as a result of such distribution, such Member's Percentage Interest is reduced; (iii) the grant of more than a de minimis Company Interest as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of being a Member; and (iv) except as provided in Section 1.704-1(b)(2)(iv)(l) of the Treasury Regulations, the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations.

1.9 "Capital Account" shall have the meaning set forth in Section 3.3.

1.10 "Capital Contributions" shall mean the total amount of cash and the fair market value of any other property contributed to the Company by the Members, whether as initial Capital Contributions or additional Capital Contributions.

1.11 "Certificate" shall mean the Certificate of Formation filed with the Secretary of State of the State of Delaware pursuant to the Act, as such certificate may be amended from time to time.

1.12 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any subsequent Federal law of similar import, and, to the extent applicable, any Treasury Regulations promulgated thereunder.

1.13 "Company" shall mean SWITCH Maritime LLC, a Delaware limited liability company.

1.14 "Company Interest" shall mean, with respect to a Member, the entire interest (including, without limitation, the Capital Account and Percentage Interest in the Profit or Loss and distributions) of such Member in the Company.

1.15 "Depreciation" shall mean, for each Fiscal Period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for Federal income tax purposes with respect to an asset for such period; provided, however, that if the Book Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such period, Depreciation shall be an amount that bears the same relationship to the Book Value of such asset as the depreciation, amortization, or other cost recovery deduction computed for Federal income tax purposes with respect to such asset for such period bears to the adjusted Federal income tax basis of such asset at the beginning of such period, or if such asset has a zero adjusted Federal income tax basis, Depreciation shall be an amount determined under any reasonable method selected by the Managers.

1.16 "Effective Date" shall mean the date that the Certificate was filed with the Secretary of State of the State of Delaware.

1.17 "Entity" shall mean any general partnership, limited partnership, corporation, joint venture, trust, limited liability company, limited liability partnership, business trust, cooperative or association.

1.18 "Fiscal Period" shall mean an accounting period for which the Profit or Loss of the Company is computed. Each Fiscal Period shall commence on the day immediately following the last day of the immediately preceding Fiscal Period. Each Fiscal Period shall end on the earliest to occur after the commencement of such Fiscal Period of: (i) the end of a calendar year; (ii) immediately prior to (a) the "liquidation" (within the meaning of Treasury

Regulations Section 1.704-1(b)(2)(ii)(g)) of a Member's Company Interest, or (b) a change in the Percentage Interest of a Member; or (iii) the date on which the Company is terminated pursuant to the provisions of Section 10.1. The "Fiscal Year" of the Company shall be the calendar year.

1.19   "Liquidating Transaction" shall have the meaning set forth in Section 10.2.

1.20   "Managers" shall have the meaning set forth in the recitals.

1.21   "Member" shall mean each of the undersigned as Members and any other Person who becomes a substituted or additional Member as herein provided.

1.22   "Percentage Interest" shall mean the initial percentage interests of the Members as set forth on Schedule A, as the same may be amended and adjusted from time to time by unanimous written agreement among the Members, to reflect subsequent non pro rata contributions by Members, the withdrawal of a Member or the admission of a new Member.

1.23   "Person" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

1.24   "Profit" and "Loss" shall mean, for each Fiscal Year or other Fiscal Period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (provided that for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Profit or Loss pursuant to this provision shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profit or Loss pursuant to this provision, shall be subtracted from such taxable income or loss;

(c)   Book Gain or Book Loss shall be taken into account in lieu of any tax gain or tax loss recognized by the Company by reason of any sale or disposition of an asset of the Company;

(d)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such year or period, computed as provided in this Agreement; and

(e)   Any items that are specially allocated pursuant to Section 5.4 or Section 5.5 shall not be taken into account in computing Profit or Loss.

If the Company's taxable income or loss for such Fiscal Year or other Fiscal Period, as adjusted in the manner provided above, is a positive amount, such amount shall be the

Company's Profit for such year or period; and if a negative amount, such amount shall be the Company's Loss for such year or period.

1.25   "Regulatory Allocations" shall have the meaning set forth in Section 5.5.

1.26   "Tax Advances" shall have the meaning set forth in Section 6.1(b).

1.27   "Tax Matters Partner" shall have the meaning set forth in Section 4.3(b).

1.28   "Transfer" shall mean with respect to a Company Interest, any sale, gift, bequest, transfer by intestacy, hypothecation, pledge, assignment, attachment, or other disposition, whether voluntary or involuntary or by operation of law.

1.29   "Treasury Regulations" shall mean the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as such Treasury Regulations may be amended from time to time (it being understood that all references herein to specific sections of the Treasury Regulations shall be deemed also to refer to any corresponding provisions of succeeding Treasury Regulations).

ARTICLE 2

FORMATION OF LIMITED LIABILITY COMPANY

2.1   Formation. The parties, by execution of this Agreement, hereby ratify (i) the formation of the Company as a limited liability company under and pursuant to the Act, and (ii) the filing of the Certificate dated April 16th, 2020 and the consummation of the transactions contemplated thereby. Each party represents and warrants that it is duly authorized to join in this Agreement and that the Person executing this Agreement on its behalf is duly authorized to do so.

2.2   Company Name. The name of the Company shall be "SWITCH Maritime LLC". The business of the Company shall be conducted under such name or such other names as may from time to time be selected by the Managers.

2.3   Certificate and Related Matters. The Managers hereby agree to execute, file and record, all such certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a limited liability company, the ownership of property, and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business, including, without limitation, qualification of the Company as a foreign limited liability company in any state in which such qualification is required.

2.4   Principal Business Office, Registered Office and Registered Agent. The principal business office of the Company shall be located at Millstone Farm, 180 Millstone Rd, Wilton, CT, 06897, or at such other location as may hereafter be designated by the Managers. The registered office of the Company shall be 8 The Green, Suite A, Dover, DE, 19901. The address for service of process on the Company shall be 8 The Green, Suite A, Dover, DE, 19901. The principal business office, the registered office and the registered agent of the Company may be changed from time to time by the Managers and in accordance with the then-applicable provisions of the Act and any other applicable laws.

2.5   Term of Company. The term of the Company commenced on the date of filing of the Certificate, and shall be perpetual, unless it is sooner dissolved pursuant to the provisions of Section 10.1.

2.6   Purposes. The purpose of the Company is to invest into and manage maritime vessel and energy infrastructure projects (the "Business"). In connection with the foregoing, the Company is authorized to engage in all business activities that may lawfully be carried on or performed by a limited liability company organized under the laws of the State of Delaware.

ARTICLE 3

CAPITALIZATION

3.1   Initial Capital Contributions. Each initial Member has contributed or caused to be contributed to the Company, on or about the Effective Date, as such Member's initial Capital Contribution, the amount set forth on Schedule A.

3.2   Additional Capital Contributions; Member Loans.

(a)   Additional Capital. Except as otherwise required by the Act, no Member shall be required to make any additional capital contributions to the Company without the unanimous consent of the Members. For the avoidance of doubt, the obligations set forth in this Section 3.2(a) are effective as between and among Members, and may not be imposed by any creditor or other third party.

(b)   Loans. A Member may at any time make a loan to the Company for any Company purpose on such terms and conditions as the Member making such loan shall determine, provided that the opportunity to participate in loaning money to the Company on such terms is made available to all Members in proportion to their respective Percentage Interests.

(c)   Potential Dilution – Employee Incentive Plan. The Company may grant options to employees and/or officers to acquire Company Interest or issue restricted Company Interest, all on the terms and conditions, and subject to the limitations, set forth in any Company approved incentive plan or program; *provided, however,* no more than ten percent (10.0%) of the Company's outstanding Percentage Interest can be reserved for such incentive award program.

3.3   Capital Accounts. A separate capital account (a "Capital Account") shall be established and maintained for each Member in accordance with the following provisions:

(a)   To each Member's Capital Account there shall be credited the amount of cash and fair market value of the property actually contributed to the Company pursuant to Section 3.1, such Member's allocable share of Profit, the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member, and any items in the nature of income or gain that are specially allocated to such Member pursuant to the provisions of Sections 5.4 or 5.5.

(b)   To each Member's Capital Account there shall be debited the amount of cash and the fair market value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Loss, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of loss or expense that are specially allocated to such Member pursuant to the provisions of Sections 5.4 or 5.5.

(c)   The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2. To the extent consistent with the terms of this Agreement, Capital Accounts shall be maintained and adjusted in a manner consistent with such Treasury Regulations.

(d)   A Member shall not be entitled to withdraw any part of its Capital Account or to receive any distributions from the Company except as provided in Articles 6 and 10 of this Agreement; nor shall a Member be entitled to make any loan or Capital Contribution to the Company other than as expressly provided herein. No loan made to the Company by any Member shall constitute a Capital Contribution to the Company for purposes of maintaining Capital Accounts, and no payment of interest, principal, or premium on any such loan shall constitute a distribution to such Member for purposes of maintaining Capital Accounts.

(e)   Except as required by the Act, no Member shall have any liability for the return of the Capital Contribution of any other Member. A Member who has more than one (1) Company Interest shall have a single Capital Account that reflects all such interests, regardless of the class of interest owned and regardless of the time or manner in which the interests were acquired.

3.4   Transfer of Capital Accounts. The original Capital Account of each substituted Member shall be in the same amount as the Capital Account of the Member to which such substituted Member succeeds, at the time such substituted Member is admitted to the Company. The Capital Account of any Member whose Company Interest shall be increased by means of the transfer to it of all or part of the Company Interest of another Member shall be appropriately adjusted to reflect such transfer. Any reference in this Agreement to a Capital Contribution of or distribution to an existing Member shall include a Capital Contribution or distribution previously made by or to any prior Member on account of the Company Interest of such existing Member.

3.5   Deficit Capital Accounts. No Member shall be obligated to restore a deficit in its Capital Account or to make a Capital Contribution to the Company solely by reason of such deficit unless such obligation is imposed on all Members.

3.6   Special Adjustments. If any asset of the Company is distributed in kind, the Company shall be deemed to have realized Profit or Loss thereon in the same manner as if the Company had sold such asset for an amount equal to the greater of (i) the fair market value of such asset or (ii) the amount of any liabilities to which such asset is subject, as determined by the

Members. If, at any time after the date of this Agreement, the Book Value of any Company asset is adjusted pursuant to the last sentence of the definition of Book Value, the Capital Accounts of all Members shall be adjusted to reflect the aggregate net adjustments, as if the Company recognized Profit or Loss equal to the amount of such aggregate net adjustments.

ARTICLE 4

BOOKS; ACCOUNTING; TAX ELECTIONS; REPORTS

4.1   Books and Records. The Managers shall keep, or cause to be kept, complete and accurate books and records of account of the Company. The books of the Company shall be kept on such consistent basis of accounting as the Managers shall determine, and shall at all times be maintained or made available at the principal business office of the Company. A current list of the full name and last known address of each Member, a copy of the Certificate, including all certificates of amendment thereto and executed copies of all powers of attorney pursuant to which the Certificate or any certificate of amendment has been executed, copies of the Company's United States Federal, state and local income tax returns and reports, and foreign income tax returns and reports, if any, for the three (3) most recent Fiscal Years, copies of this Agreement and of any financial statements of the Company for the three (3) most recent Fiscal Years, and all other records required to be maintained pursuant to the Act, shall be maintained at the principal business office of the Company.

4.2   Financial Statements and Reports. The Tax Matters Partner (as defined in Section 4.3(b)) shall, within one hundred and twenty (120) days after the end of each Fiscal Year, cause to be delivered to each Member the following:

(a)   an unaudited balance sheet and statement of operations for the Company, Members' equity and changes in financial position, which shall be prepared in accordance with the accounting method specified for the Company in Section 4.1;

(b)   Federal income tax Form K-1 and any similar forms required by any state, local or foreign taxing authority; and

(c)   any other information concerning the Company reasonably necessary for the preparation of the Members' Federal, state and local income tax returns and foreign income tax returns, if any.

The Tax Matters Partner, upon showing good cause, shall be entitled to a reasonable extension of the one hundred and twenty (120) day period. All financial statements and tax returns and reports shall be prepared at the expense of the Company.

4.3   Filing of Returns and Other Writings; Tax Matters Partner.

(a)   The Tax Matters Partner shall cause the preparation and timely filing of the Company's Federal, state, local and foreign tax returns and shall, on behalf of the Company, timely file all other writings required by any governmental authority having jurisdiction to require such filing. Unless unanimously agreed otherwise by the Members, all such income tax filings shall be consistent with the taxation of the Company as a partnership.

(b)   Pandia C. Ralli will serve as the "tax matters partner," as such term is defined in Section 6231(a)(7) of the Code for purposes of Section 6231 of the Code.

(c)   The Company shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Partner for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Partner in connection with any administrative or judicial proceeding with respect to the tax liability of the Members.

(d)   The provisions of this Section shall survive the termination of the Company or the termination of any Person's tenure as the Tax Matters Partner and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the Federal income taxation of the Company or the Members.

4.4   Reserves. The Company may establish and maintain such reserves as the Managers shall, from time to time, direct to provide for the needs of the Company, including capital expenditures, debt service, reasonable working capital for current projects and warranty and other known and estimable contingent liabilities arising out of any disposition of the Company's assets or property. Aggregate reserves in excess of the Company's cash and short term investments (such that Available Cash is negative) shall be reviewed on an annual basis not less than thirty (30) days prior to the end of each fiscal year, and the maintenance of such excess aggregate reserves shall require the unanimous approval of the Managers.

4.5   Examination of Books. Each Member shall have the right, during usual business hours and upon reasonable notice, to examine and make copies of or extracts from the books of account of the Company for any purpose reasonably related to such Member's interest as a member of the Company. Such right may be exercised through an agent or employee of such Member. The requesting Member shall bear all expenses incurred in any examination made at such Member's request.

ARTICLE 5

ALLOCATIONS

5.1   Allocation of Profit or Loss.

(a)   Except as provided in Section 5.2 through 5.5 (inclusive) of this Agreement, all items of Profit and Loss for each Fiscal Period shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up and its assets sold and the proceeds distributed to the Members in accordance with their respective Capital Account balances immediately after making such allocation, the aggregate distributions to be made to the Members would, as nearly as possible, be equal to the aggregate distributions that would be made to the Members pursuant to Article 6.

(b)   In the event there is a determination that any loan between a Member and the Company is subject to Section 7872 of the Code (relating to imputed interest with respect to below-market interest rate loans), any income or deduction attributable to interest on such a loan (whether stated or unstated) shall be allocated solely to such Member.

(c)   If a Company Interest is Transferred or assigned during a Fiscal Period, that part of each item allocated pursuant to this Section 5.1 with respect to the Company Interest so Transferred shall, in the discretion of the Managers, either (i) be based on segmentation of the Fiscal Period between the transferor and the transferee (i.e., the interim closing of the books method as described in Treasury Regulation Section 1.706-1(c)(2)(ii)), or (ii) be allocated between the transferor and the transferee in proportion to the number of days in such Fiscal Year during which each owned the Company Interest, as disclosed on the Company's books and records.

5.2   Tax Allocations; Code Section 704(c); Special Basis Adjustment.

(a)   In accordance with Code Section 704(c) and the Treasury Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any asset contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such asset to the Company for Federal income tax purposes and its fair market value at the time of contribution. In the event that the Book Value of any Company asset is subsequently adjusted in accordance with the last sentence of the definition of Book Value, any allocation of income, gain, loss or deduction with respect to such asset shall thereafter take account of any variation between the adjusted tax basis of such asset to the Company and its Book Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Unless the Managers determine otherwise, all such allocations will be made consistent with the "traditional method" described in Treasury Regulations under Code Section 704(c).

(b)   In the event of (i) a Transfer of all or any part of the Company Interest of any Member (on account of the death of a Member or by reason of a sale or exchange), or (ii) the distribution of assets by the Company within the meaning of Code Section 734, the Managers may cause the Company to elect pursuant to Code Section 754 to adjust the basis of Company assets. Income, gain, loss, deduction or credit attributable to any Company Interest which has been Transferred shall be allocated between the transferor and the transferee under any method allowed under Code Section 706 as agreed by the transferor and the transferee or, failing such agreement, as determined by the Managers.

(c)   Allocations or special basis adjustments pursuant to this Section are solely for purposes of Federal, state and local taxes. The determination of Profit or Loss, Book Gain or Book Loss, distributions and Capital Accounts shall be made without taking into account any such special allocation or special basis adjustment. Each Member shall furnish the Company with all information necessary to give effect to such election.

5.3   Allocations for Tax Purposes.   Except as otherwise provided herein, any allocation to a Member for a Fiscal Period of a portion of the Profit or Loss shall be deemed to be an allocation to that Member of the same proportionate part of each item of income, gain, loss, deduction or credit, as the case may be, as is earned, realized or available by or to the Company for Federal income tax purposes.

5.4 Compliance With Treasury Regulations Section 704.

(a) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(d). This Section 5.4(a) is intended to comply with the qualified income offset provision of such Treasury Regulations Section, and shall be interpreted consistently therewith.

(b) Gross Income Allocation. If any Member would otherwise have an Adjusted Capital Account Deficit as of the last day of any Fiscal Period, items of income and gain of the Company shall be specially allocated to such Member (in the manner specified in Section 5.4(a) hereof) so as to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section 5.4(b) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section 5.4(b) were not in this Agreement.

(c) Limitation on Loss Allocations. No item of deduction or loss of the Company shall be allocated to a Member if such allocation would cause or increase an Adjusted Capital Account Deficit. In the event that some but not all of the Members would have Adjusted Capital Account Deficits as a result of an allocation of Loss pursuant to this Article 5, the limitation set forth in this Section 5.4(c) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Loss to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(d) Minimum Gain Chargeback. Notwithstanding any other provision of this Article 5, if there is a net decrease in "partnership minimum gain" or "partner minimum gain" of the Company (as such terms are defined in Treasury Regulations Section 1.704-2) during any Fiscal Period, then prior to any other allocation pursuant hereto, items of Company income and gain for such Fiscal Period (and, if necessary, for subsequent Fiscal Periods) shall be specially allocated among the Members in accordance with Treasury Regulations Sections 1.704-2(f) and (i). The items to be so-allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and (j)(2).

(e) Allocation of "Partner Nonrecourse Deductions". "Partner nonrecourse deductions" as defined in Section 1.704-2(i)(1) of the Treasury Regulations for any Fiscal Period shall be specially allocated to the Members who bear the economic risk of loss for the "partner nonrecourse debt" to which such "partner nonrecourse deductions" are attributable, as provided in Section 1.704-2(i)(1) of the Treasury Regulations.

(f)   Allocation of "Nonrecourse Deductions". "Nonrecourse deductions" (as such term is defined in Section 1.704-2(b)(1) of the Treasury Regulations) for any Fiscal Period shall be allocated to the Members in proportion to their respective Percentage Interests.

5.5   Curative Allocations. The allocations set forth in Section 5.4 (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company Profits, Losses and similar items. Accordingly, Profits, Losses and other items will be reallocated among the Members (in the same Fiscal Period, and to the extent necessary, in subsequent Fiscal Periods) in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2 so as to prevent the Regulatory Allocations from distorting the manner in which Company Profits, Losses and other items are intended to be allocated among the Members pursuant to this Article 5.

ARTICLE 6

DISTRIBUTIONS

6.1   Distributions Other Than Proceeds of a Liquidating Transaction.

(a)   In General. Subject to the Act and the terms of this Agreement, Available Cash shall be distributed in the sole discretion of the Managers to the Members

(i)   First to satisfy each Member's Presumed Company Tax Liability (as defined below);

(ii)   then, to extent of a distribution of Profits and fee/carried income from GP Interests (as defined below), in accordance with the Member's original Percentage Interests; such that Pandia C. Ralli receives one hundred percent of such Profits distribution; and

(iii)   pro rata in accordance with the Members' then current respective Percentage Interests.

For purposes of this Article 6, "GP Interests" shall mean general partnership interests held by the Company in limited partnership investments, equivalent Member interests in limited liability companies (where Company serves as manager for a fee and/or profits or carried interest) or the equivalent equity/manager interest held by Company in any non-U.S. entity (e.g. a limited company under English law, a B.V. or C.V. under the laws of the Netherlands, etc.).

(b)   Taxes. For purposes of this Article 6, "Presumed Company Tax Liability" shall, as to each Member, be deemed to be equal to the product of the excess, if any, of the cumulative amount of the items of Company income and gain reported or reportable on such Member's Schedules K-1 (IRS Form 1065) with respect to the Company over the sum of the Company items of deduction and loss reported or reportable on such Member's Schedules K-1 with respect to the Company, and the weighted average maximum combined effective federal and state individual income tax rate in effect for each taxable period of the Company in which it has positive net taxable income, determined with reference to the states in which the Members are resident and where the Company does business. A Member's Presumed Company Tax Liability shall be reduced, dollar for dollar, for (i) any tax credits allocable to such Member from the Company, and (ii) any Tax Advances paid by Company directly to the applicable taxing authority/jurisdiction as set forth below.To the extent the Company is required by law to withhold or to make tax payments on behalf of or with respect to any Member (e.g., pursuant to Sections 1441-1446 of the Code), the Company may withhold such amounts and make such payments (such payments, "Tax Advances"). Any such Tax Advances, though paid over to the applicable governmental authority, shall be treated when paid over to such governmental authority as actually distributed, for purposes of this Article 6, to the Member with respect to whom such tax payment or withholding was made; accordingly, the other Members will be entitled at that time to distributions under this Article 6 (including, if applicable, Tax Advances in respect of such other Members paid over at that time) so as to preserve the intended order and priority of distributions under this Article 6. No Member shall have a claim against the Company or the other Members because the distributions received by such Member under this Section with respect to any Fiscal Period are, in fact, insufficient to satisfy such Member's actual tax liability with respect to its allocable share of taxable income for such period.

ARTICLE 7

BOARD OF MANAGERS

7.1   Management of Business. Except for those actions expressly required by this Agreement to be approved by the Members, the business, properties and affairs of the Company shall be managed, and all powers of the Company shall be exercised, by a Board of Managers (the "Board of Managers").

7.2   Exclusive Management by Board of Managers. Except as may otherwise be expressly provided in this Agreement, and subject to Section 8.2 below, the Board of Managers shall have complete and exclusive discretion in the management and control of the business and affairs of the Company, including without limitation the right to make and control all decisions concerning the assets, operations, liabilities, financial condition and prospects of the Company. The Board of Managers shall possess all power, on behalf of the Company, to do or authorize the Company (or to direct the officers of the Company, on behalf of the Company) to do all things necessary or convenient to carry out the business and affairs of the Company. Without limiting the generality of the foregoing, the Board of Managers is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, and may sign all checks, drafts and other instruments obligating the Company to pay money, and may sign contracts and other obligations on behalf of the Company. No Member has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditure on behalf of the Company.

7.3   Number and Election of Managers.

(a)   The Board of Managers shall consist of two (2) Managers, designated by the Members as follows:

   (i)   One individual designated by Pandia C. Ralli;

   (ii)   One individual designated by Pandia C. Ralli.

(b)   Removal of a Manager shall require the unanimous consent of the Members. In the event that a Manager is removed pursuant to the foregoing or retires as a Manager, or otherwise no longer serves as a Manager, a replacement Manager will be selected in the same manner as the removed or retiring Manager was elected.

(c)   Any Manager may resign at any time by giving written notice to the remaining Managers without prejudice to the rights of the Company under any contract to which the Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make the resignation effective. The resignation of a Manager who is also a Member shall not affect the Manager's right as a Member.

7.4   Meetings of Managers.

(a)   Meetings of the Board of Managers may be held either within or without the State of Delaware at whatever place is specified in the call of the meeting. In the absence of specific designation, the meetings shall be held at the principal office of the Company. The Managers serving on the Board of Managers, by majority vote, may appoint from among themselves a chairperson to preside at meetings of the Board of Managers. Any Manager shall be permitted to attend any meeting of the Board of Managers in person or by conference call.

(b)   Regular meetings of the Board of Managers may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the Board of Managers.

(c)   Special meetings of the Board of Managers may be called on seven (7) days' notice to each Manager, either personally or by mail or by telegram. Special meetings may be called by any Manager. Notice of the time, place and purpose of such meeting may be waived in writing before or after such meeting, and shall be equivalent to the giving of notice thereof. Attendance of a Manager at such meeting shall also constitute a waiver of notice thereof, except where such Manager attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Managers need be specified in the notice or waiver of notice of such meeting.

(d)   The presence in person or by conference call of at least a majority of the Managers shall constitute a quorum for the transaction of business at any meeting of the Board of Managers, unless a greater number is required by the Act or this Agreement. Except as otherwise expressly set forth in this Agreement, any action to be taken or approved by the Board of Managers hereunder must be taken or approved by not less than a majority of the total number of members of the Board of Managers and any action so taken or approved shall constitute the act of the Board of Managers, unless action by a greater number of Managers is required by the Act or this Agreement.

7.5   Officers. The Managers may, from time to time, designate officers of the Company and delegate to such officers such authority and duties the Managers may deem advisable and may assign titles (including, without limitation, chief executive officer, president, vice-president, secretary and/or treasurer) to any such officer. Unless the Managers otherwise determine, if the title assigned to an officer of the Company is one commonly used for officers of a business corporation formed under the Code, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are customarily associated with such office pursuant to the Code. Any number of titles may be held by the same officer. Any officer to whom a delegation is made pursuant to the foregoing shall serve in the capacity delegated unless and until such delegation is revoked by the Managers or such officer resigns.

7.6   Payment and Reimbursement of Expenses. A Manager shall not be entitled to receive a management fee for services rendered to the Company, unless such fee is reflected in the Company's approved annual operating budget with the consent of the members. The Company shall reimburse Managers for reasonable travel and other out-of-pocket expenses incurred to attend meetings of the Board of Managers and committees thereof.

7.7   Action by Written Consent. Any action that may be taken at a meeting of the Board of Managers may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all the Managers, and such consent shall have the same force and effect as a unanimous vote of the Board of Managers at a meeting duly called and held. No notice shall be required in connection with the use of a written consent pursuant to this Section 7.6.

7.8   Authority to Sign. The signature of the Managers and/or any officer authorized by the Managers on any instrument, agreement, contract, lease, conveyance or document, or upon any check, draft, note or other negotiable instrument shall be sufficient to bind the Company in respect thereof and shall conclusively evidence the authority of such Person with respect thereto, and no third party need look to the application of funds or authority to act or require the joinder or consent of any other party.

7.9   Evidence of Authority. Any Person dealing with the Company may rely on a certificate signed by the Managers as to:

(a)   who are the Members or the officers, employees or agents of the Company;

(b)   the existence or nonexistence of any fact or facts which constitute conditions precedent to any act by the Members or any such officer, employee or agent or are in any other manner germane to the affairs of the Company;

(c) who is authorized to execute and deliver any instrument or document on behalf of the Company;

(d) the authenticity of a copy of this Agreement and amendments hereto;

(e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company, any Member or any officer, employee or agent; or

(f) the authority of any Member or any officer, employee or agent to act, or fail to act, on behalf of the Company.

ARTICLE 8

RIGHTS AND OBLIGATIONS OF MEMBERS

8.1   Limited Liability. Except as otherwise provided by the Act or in this Agreement, the contracts, debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the contracts, debts, obligations and liabilities of the Company, and none of the Members shall be obligated personally for any such contract, debt, obligation or liability of the Company solely by reason of being a member of the Company. The Members shall not be required to lend any funds to the Company. A Member shall only be liable to make payment of its respective Capital Contribution as and when due hereunder and any other payments as expressly provided in this Agreement. If and to the extent a Member's Capital Contribution shall be fully paid, such Member shall not, except as required by the express provisions of the Act or this Agreement, be required to make any additional Capital Contributions.

8.2   General Responsibilities and Authority of the Members. Except as otherwise specifically provided in this Agreement or by the Act, the Managers shall have full authority and responsibility in the management of the Company, and are authorized to make all decisions with respect thereto. No other person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by the Act. Notwithstanding the foregoing, the following decisions shall require the unanimous consent of the Members:

(a) to cause or permit the Company to engage in any activity that would make it impossible to carry on the business and fulfill the purposes of the Company, including doing business as a limited liability company in those jurisdictions where it conducts business;

(b) to adopt a plan of dissolution and liquidation or to cause the Company to file a voluntary petition under the Federal Bankruptcy Code or any similar state or Federal law or to file any motion or other pleading with respect to any involuntary petition filed under said laws;

(c) to request any Member to make any capital contributions to the Company;

(d) to act in contravention of the Articles of Organization and/or this Agreement;

(e) to sell or issue an equity interest in the Company or to admit one (1) or more new members in the Company;

(f) to delegate to an officer or employee any power or duty the Members may have;

(g) to authorize or effect a merger or consolidation of the Company, and/or the Company's Membership Interest, and/or its business assets, with or into one (1) or more other entities;

(h) to enter into any agreement that creates personal liability to any Member;

(i) to enter into any written employment agreement in excess of $25,000 or that has a duration that is in excess of 12 months;

(j) to enter into any transaction between the Company and any Member or Affiliate of a Member not reflected and disclosed in the Company's Member approved budgets;

(k) to engage in any and all employees, agents, attorneys, accountants, architects, engineers, designers, consultants, and other professionals of the Company if the terms of engagement with such party requires the payment by the Company of compensation in excess of $25,000 in the aggregate to such party.

(l) to possess Company property, or assign rights in specific Company property, for other than Company purposes;

(m) to incur, replace, renew, extend, substitute, add to, supplement, amend in any respect, modify in any respect, increase, restructure, or refinance any Company indebtedness in excess of $25,000;

(n) to take any action that would constitute a default under any Company written loan agreement for borrowed funds;

(o) to settle or adjust any insurance claim or condemnation action involving a claim in excess of $25,000 or requires an admission of liability on the part of the company;

(p) to confess a judgment against the Company in any lawsuit or proceed or settling any lawsuit or proceeding which settlement requires a payment by the Company in excess of $10,000 or requires an admission of liability on the part of the company;

(q) to incur any lease obligation in excess of $25,000 unless expressly provided for in a Member approved budget;

(r) to amend this Agreement, other than to the extent otherwise permitted in this Agreement;

(s) to sell all or substantially all the assets of the Company;

(t)　　to forego or waive any distribution for Presumed Company Tax Liabilities under Article 6 hereof;

(u)　　to authorize any special allocations other than in accordance with the Member's respective Percentage Interests;

(v)　　to enter into any executor contracts with an Affiliate; or

(w)　　to waive a Business Opportunity in accordance with Section 8.3 below.

8.3　　Business Opportunities.

(a)　　Maritime/Energy Business Opportunity. From and after the Effective Date and except with respect to the prior investments and business interests of the Members, any business opportunity, investment, transaction or other matter primarily relating to the Business defined in Section 2.6 hereof (a "Business Opportunity") in which any Member desires or seeks to participate will be presented to the Company and other Members by delivering a written notice thereof as soon as possible to all the Members upon a Member's actual knowledge thereof. Such notice shall contain a reasonably detailed explanation of the proposed opportunity, including the costs and benefits associated therewith. Unless the pursuit of such Business Opportunity is waived by a unanimous vote of the Members, such Business Opportunity will be deemed the Company's Business Opportunity, and no Member may pursue such Business Opportunity independently or with less than all the Members of the Company. In the event of unanimous vote to waive the pursuit of the Business Opportunity, any Member may pursue such Business Opportunity without conflict with Company interests

(b)　　Other Business, Etc; Except as set forth above, any Manager, Member and any Affiliate of a Member may engage in or possess interests in other business ventures (unconnected with the Company) of every kind and description, independently or with others and neither the Company nor any of the other Members shall have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement, nor shall any such interests be deemed a breach of any fiduciary or other duty owed by any Manager or Member to each other or to the Company.

8.4　　Standard of Care. The Managers and the Members shall exercise their powers and discharge their duties hereunder in good faith with a view to the interests of the Company and of the Members and with that degree of diligence, care and skill that ordinarily prudent persons would exercise under similar circumstances in like positions. No Manager or Member may be held personally liable for monetary damages for failure to discharge any duty as a Manager or member unless such Manager or Member is found not to have acted in good faith in the reasonable belief that the action was in the best interests of the Company or its Members.

8.5   Indemnification. No Manager or Member of the Company shall be liable to any Member (or any other Person who has an interest in the Company) for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Manager or Member in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Manager or Member by this Agreement. To the full extent permitted by applicable law, each Manager and Member of the Company shall be entitled to indemnification from the Company for any loss, damage, claim or expense, including attorneys' fees, judgments, fines and amount paid in settlement actually and reasonably incurred by reason of being a party, or threatened to be made a party, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, as a result of being a Manager or Member of the Company, or as a result of serving at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise; provided, however, that no indemnification may be provided for any person with respect to a matter for which that person is finally adjudicated not to have acted in good faith in the reasonable belief that that person's action was in the best interests of the Company or its Members. The Company shall pay the expenses incurred by any Manager or Member in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such Manager or Member to repay such payments if such Manager or Member shall be adjudicated not to be entitled to indemnification under this Section 8.5. Any indemnification provided under this Section 8.5 shall be provided although the Person to be indemnified is no longer a Manager or Member. Notwithstanding any other provision of this Section 8.5, any indemnity under this Section 8.5 shall be provided out of and to the extent of Company assets only, and no Manager or Member shall have personal liability on account thereof.

8.6   Agreements with Affiliates. The Company may enter into transactions, financial arrangements or other agreements with any Manager or Member or any Affiliate of a Manager or Member, including the purchase or sale of property or rendition of services or borrowing or lending of money.


ARTICLE 9

TRANSFERS OF INTERESTS, ETC.


9.1   Transfer of Company Interests Restricted.

(a)   The Company has been formed by Persons who know and trust one another, and who will have assumed or surrendered certain management rights and responsibilities based upon their relationship and trust. The parties hereto recognize that certain Transfers of Members' Company Interests could create a substantial hardship to the Company and its purposes. The restrictions on Transfer set forth herein are not intended as a penalty, but as a method to preserve and protect existing relationships. In light of the foregoing, no Member shall suffer or permit any Transfer for value or otherwise of all or any portion of such Member's Company Interest unless such Transfer is specifically permitted in this Article 9.

(b)   Each Transfer of a Company Interest permitted by this Article 9 shall nevertheless be subject to the following:

        (i)   No Transfer of any Company Interest may be made if such Transfer would cause or result in a breach of any agreement binding upon the Company or of then applicable rules and regulations of any governmental authority having jurisdiction over such Transfer.

        (ii)   No Company Interest shall be Transferred if such Transfer would have any substantial adverse effect on the Company or any Member for federal or state income tax purposes.

        (iii)   No Company Interest shall be Transferred if such Transfer would require any Company Interest to be registered under the Securities Act of 1933, as amended or any other state or federal securities law or regulation.

9.2   <u>Permitted Transfers.</u>

(a)   <u>Voluntary Transfers Allowed.</u> Notwithstanding anything to the contrary contained in this Operating Agreement, a Member may voluntarily give, sell, transfer or otherwise dispose of all or any of his Company Interest to the other Members at such price and on such terms and conditions as such Transferring Member and the other Members, as the case may be, otherwise agree in a signed writing.

(b)   <u>Certain Transfers to Family Allowed.</u> Notwithstanding anything in this Operating Agreement to the contrary, a Member may, during his/her life, effect a Transfer of all or any portion of his/her Company Interest to a trustee of a trust established for the exclusive benefit of Member and/or Member's spouse or descendants (the *"Permitted Transferees,"* who would then become "Members"), provided that the transferee shall execute a "Consent to be Bound" by this Operating Agreement in such written form prescribed as satisfactory to the Company or be otherwise bound in accordance with Section 9.4 below.

9.3   <u>Obligations and Rights of Transferees and Assignees.</u> Any Person who acquires in any manner whatsoever the Company Interest (or any part thereof) of any Member, irrespective of whether such Person has accepted and assumed in writing the terms and provisions of this Agreement, shall be deemed, by acceptance of the benefit of the acquisition thereof, to have accepted and agreed to be subject to and bound by all of the provisions and obligations of this Agreement, with the same force and effect as any predecessor of the Company Interest, shall have only such rights as are provided in this Agreement, and, without limiting the generality of the foregoing, such Person shall not have the value of his interest ascertained or receive the value of such interest, or, in lieu thereof, profits attributable to any right in the Company, except as set forth in this Agreement.

9.4   <u>Obligations and Rights of Permitted Transferees; Substituted Members.</u> A transferee which is permitted pursuant to the provisions of this Article 9 (or otherwise by operation of law) shall be admitted as a substituted Member and shall succeed to the membership rights of the transferor, provided that such transferee executes a counterpart of the Agreement and shall otherwise satisfy the conditions of this Agreement. Any transferee so admitted as a

Member shall succeed to all of the rights and liabilities (except as otherwise provided by the Act) of the transferor Member. Whether or not a transferee of a Company Interest is admitted to the Company as a substituted Member, such transferee shall be deemed to have agreed to be bound by all of the provisions of this Agreement, including, without limitation, this Article 9.

9.5 <u>Non-Recognition of Certain Transfers</u>. Notwithstanding any other provision of this Agreement, any Transfer of a Company Interest in contravention of any of the provisions of this Article 9 shall be void and ineffective, and shall not bind, or be recognized by, the Company. In the event any Member shall at any time Transfer a Company Interest in contravention of the provisions of this Agreement, then each other Member shall, in addition to all rights and remedies at law and equity, be entitled to a decree or order restraining and enjoining such transaction, and the offending Member shall not plead in defense thereto that there would be an adequate remedy at law; it being expressly hereby acknowledged and agreed by the Members that damages at law would be an inadequate remedy for a breach or threatened breach or other violation of the provisions concerning such transactions set forth in this Agreement.

9.6 <u>Required Amendments; Continuation</u>. If and to the extent any Transfer of a Company Interest is permitted hereunder, this Agreement shall be amended to reflect such Transfer (and if and to the extent then required by the Act, a certificate of amendment to the Certificate reflecting such admission shall be filed in accordance with the Act). If the transferor Member has Transferred all of his or her Company Interest pursuant to this Article 9, then, immediately following such Transfer, the transferor Member shall cease to be a Member of the Company (and, if required, the Certificate shall be appropriately amended).

9.7 <u>Resignation</u>. No Member shall have the right to voluntarily withdraw (other than by means of a Transfer permitted by this Article 9) from the Company, unless such withdrawal is approved by the unanimous consent of the Members.

9.8 <u>Event of Disassociation</u>. Upon the event of Disassociation, the remaining Members of the Company have the option, but not the obligation, to purchase the departing Member's Company Interest at a Purchase Price defined below within ninety (90) days of the Company notice to the remaining Members of the occurrence of such Event of Disassociation, the "Option Period." For purposes hereof, an Event of Disassociation shall mean one or more of the following events that cause a Member to terminate or cease to be a Member:

(a) the Member withdraws voluntary from the Company;

(b) the Member is Expelled for Cause (as defined);

(c) the Member is adjudicated bankrupt by a court of competent jurisdiction;

(d) death in the case of a Member who is an individual;

(e) the entry of an order by a court of competent jurisdiction adjudicating an individual Member incompetent to manage his or her person or estate;

(f) in the case of a Member that is a corporation, the filing of a certificate of dissolution or the equivalent for the corporation or the revocation of its charter and the lapse of ninety (90) days after notice to the corporation of revocation without reinstatement of its charter;

(g) in the case of a Member that is a separate limited liability company, the filing of a certificate of dissolution or the equivalent for the limited liability company or the revocation of its charter and the lapse of ninety (90) days after notice to the limited liability company of revocation without reinstatement of its state charter;

Expulsion for Cause. Shall apply to any Member when it has been determined by an unanimous vote of the non-offending Members, whose collective opinion shall be determinative, that any of the following reasons for expulsion exist:

(i) such Person commits fraud, theft, or embezzlement that is directly adverse to the interests of the Company

(ii) a breach of any provision of this Operating Agreement which is a material provision and, after the breach has been specified as a prospective ground for expulsion by written notice given to the offending Member, such a breach is not cured with ninety (90) days

9.9   Determining Appropriate Purchase Price for Company Interests

(a) The agreed purchase price for any Company Interests being transferred as a result of an Event of Dissociation shall be based upon a "FMV" as such term is defined here under, multiplied by the Transferring Member's Membership Interest, expressed as a percentage, in the Company (the "Purchase Price").

(b) In the event of a Unit transfer caused by a Member's death or disability, the deceased/disabled Member (or their estate) will be entitled to receive the *greater of* (i) the amount of the insurance proceeds ("Insurance Proceeds") received with respect to any policy or policies on the deceased or disabled Member that may have been owned or otherwise designated and maintained in accordance with this Operating Agreement; or (ii) the applicable Purchase Price.

(c) For purpose of this ARTICLE XVII, "FMV" shall mean the fair market value of the Company's assets net of all liabilities; such fair market value of any real property or shipping vessels being equal to the average of the appraised amounts determined by two independent qualified commercial appraiser/brokers, one selected by the Transferring Member and the other by the Transferee Member or Company.

Payment for the Company Interests. After determined the Purchase Price for the Company Interests, the Transferor Member shall be paid as follows:

(a) Twenty (20%) percent of the total amount due for the Company Interests. But in the event of a Transfer by reason of the death or disability of a Member, not less than an amount equal to the Insurance Proceeds received on any policy on the deceased or disabled Member, that are maintained in accordance with this Operating Agreement, shall be paid in cash or certified check in the closing, which shall be held in the principle offices of the Company within thirty

(30) days following the expiration of the Option Period or the date of the appointment of the personal representatives of the estate of a deceased Member, as the case may be.

(b) The balance shall be evidenced by a secured promissory note providing for payment over a maximum 5(5)_ year period, with interest accruing on any unpaid balance at 300 basis points over the "prime rate" published in The Wall Street Journal on the last day of the month in which such Member was terminated, died, retired or became disabled. The Company and/or the Continuing Members will execute an arms-length promissory note in favor of the Member or Member's estate reflecting the essential payment terms contained herein in addition to any other commercially reasonable or necessary terms.

(c) All promissory note(s) shall become due and payable at the option of the holder thereof immediately upon the happening of any of the following events (hereinafter referred to as an "Act of Default"): (i) a default in payment of any amount due pursuant to such note continuing beyond thirty (30) days after the due date of such payment; (ii) the sale by the Company of all or substantially all of its assets; (iii) dissolution, liquidation, merger, or consolidation of the Company; (iv) filing of a petition in voluntary or involuntary bankruptcy by or against the Company or the purchaser, the general assignment for the benefit of creditors of the Company or the purchaser, or the appointment of a receiver or trustee for any of its or the purchaser's assets. The aforesaid note may be prepared without penalty.

ARTICLE 10

TERMINATION

10.1   Events of Dissolution.

(a)   In accordance with the applicable provisions of the Act, the Company shall be dissolved and the affairs of the Company wound up only upon the occurrence of any of the following events:

(i)   a unanimous determination of the Members to dissolve the Company; or

(ii)   the entry of a decree of judicial dissolution under the Act.

(b)   Dissolution of the Company shall be effective on the day on which the event occurs which gives rise to the dissolution, but the Company shall not terminate until the assets of the Company shall have been distributed as provided herein and a certificate of cancellation of the Company has been filed with the Secretary of State of the State of Delaware.

(c)   If the Company is dissolved, the Managers shall wind up its affairs in accordance with the provisions of this Agreement.

10.2   Application of Assets. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs, including the sale of the assets of the Company in an orderly manner (a "Liquidating Transaction"), and the assets of the Company shall be applied and distributed in the manner, and in the order of priority, as set forth below:

(a)   first, to fund reserves for debts or liabilities not then due and owing (including any debts or liabilities to Members or Affiliates thereof) and for contingent liabilities to the extent deemed reasonable by the Managers, provided that, upon the expiration of such period of time as the Managers shall determine, the balances of such reserves shall be distributed in the manner hereinafter set forth in this Section 10.2; and

(b)   second, to the Members in accordance with Section 6.1 of this Agreement.

10.3   Gains or Losses in Process of Liquidation. Any gain or loss on the disposition of assets in the process of liquidation shall be credited or charged to the Capital Accounts of the Members in accordance with the provisions of Article 5. Any asset distributed in kind in the liquidation shall be valued and treated as though the asset were sold at its fair market value and the cash proceeds were distributed. No Member shall have the right to request or require the distribution of the assets of the Company in kind.

10.4   Death of a Member.   Upon the death of a Member, either (i) the Company shall pay to such Member's estate any outstanding balance of such Member's Capital Account subject to the Company's ability to pay the outstanding balance, and such Member's Company Interest shall be cancelled; or (ii) the deceased Member's estate can elect to retain the deceased Member's interest as an Assignee.

ARTICLE 11

MISCELLANEOUS

11.1   Notices.

(a)   Any and all notices, consents, offers, elections and other communications required or permitted under this Agreement shall be deemed adequately given only if in writing and the same shall be delivered either in hand, by facsimile transmission, or by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postage prepaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).

(b)   All notices, demands, and requests to be sent hereunder shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal.

(c)   All such notices, demands and requests shall be addressed as set forth on Schedule A or to such other address (within the United States of America) as any party may have designated for itself by written notice to the others in the manner herein prescribed, except that notices of change of address shall be effective only upon receipt.

11.2   Word Meanings.   The words such as "herein", "hereinafter", "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

11.3   Binding Provisions.   The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, legal representatives, successors and assigns of the respective parties hereto.

11.4   Title to Company Property.   All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property.   The Company may hold any of its assets in its own name or in the name of its nominee, which nominee may be one or more individuals or Entities.

11.5   Applicable Law.   This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware (without regard to principles of conflicts of laws.   In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provision of this Agreement shall control and take precedence.

11.6   Separability of Provisions.   Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

11.7   Section Titles.   Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

11.8   Further Assurances.   The Members shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement.

11.9   Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

11.10   Entire Agreement.   This Agreement constitutes the entire agreement among the parties hereto with respect to the transactions contemplated herein, and supersedes all prior understandings or agreements among the parties relating to the subject matter of this Agreement.

11.11   Amendments.   Except as otherwise provided in Section 11.13 or in any other specific provision of this Agreement, neither this Agreement nor the Certificate shall be amended unless such amendment is approved by the unanimous written consent of the Members.

11.12   No Appraisal Rights.   In no event shall any Member have appraisal rights in connection with any amendment of this Agreement, any merger or consolidation in which the Company is a constituent party, or any sale of all or substantially all of the Company's assets.

11.13   Schedule.   The Schedules attached hereto shall be incorporated into and shall be deemed a part of this Agreement.   Schedule A shall be amended from time to time to reflect the admission of additional Members or the Transfer of Company Interests, and the Company and the Members shall, from time to time, so cause Schedule A to be amended.

11.14 Partition. No Member nor any successor-in-interest to any Member shall have the right while this Agreement remains in effect to have any property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have such property of the Company partitioned and each Member, on behalf of such Member and such Member's successors, representatives, heirs and assigns, hereby waives any such right. It is the intention of the Members that the rights of the parties hereto and their successors-in-interest to Company property, as among themselves, shall be governed by the terms of this Agreement, and that the rights of the Members and their successors-in-interest to Transfer any Company Interest shall be subject to the limitations and restrictions set forth in this Agreement.

11.15 Arbitration. All claims, disputes or other matters in question between any of the Managers or Members arising out of or relating to this Agreement or the breach hereof shall be decided by arbitration in accordance with applicable rules of the American Arbitration Association then obtaining unless the parties mutually agree otherwise. The place of such arbitration shall be New York, New York. Notice of the demand for arbitration shall be filed in writing with all the other Members, and with the American Arbitration Association. The demand shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and in no event after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. The award rendered by the arbitrators shall be final and non-appealable, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof. The cost of such arbitration, including the fees of counsel and other costs of the parties, shall be borne as the arbitration tribunal may direct.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement under seal as of the day and year first above written.

Members:



Pandia C. Ram, Managing Partner

SCHEDULE A

TO
OPERATING AGREEMENT
OF
SWITCH MARITIME LLC

<u>Initial Capital Contributions and Percentage Interests of the Members</u>

Member Name and Address	Initial Capital Contribution	Additional Capital Contribution	Percentage Interest
Pandia C. Ralli	$100.00		100%
TOTAL	**$100.00**		**100.00%**